As filed with the Securities and Exchange Commission on March 30, 2017

Investment Company Act File No. 811-21964

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934)

City National Rochdale High Yield Alternative Strategies Fund TEI LLC
(Name of Issuer)

City National Rochdale High Yield Alternative Strategies Fund TEI LLC
 (Names of Person(s) Filing Statement)

Units of Interest, Par Value $0.01
(Title of Class of Securities)

Michael Gozzillo
Chief Compliance Officer
City National Rochdale, LLC
400 Park Avenue
New York, New York 10022
(800) 245-9888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________

CALCULATION OF FILING FEE

Transaction Valuation: $6,498,935*	Amount of Filing Fee: $654.44**

*          Calculated at the aggregate maximum purchase price to be paid for Units in the offer.
**          Calculated at $100.70 per $1,000,000.00 of the Transaction Valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________  Filing Party:__________________
Form or Registration No.:_______________   Date Filed:___________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 1.          Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.          Subject Company Information.

(a)          The name of the issuer is City National Rochdale High Yield Alternative Strategies Fund TEI LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company. The Fund is structured as a “feeder” fund in a “master/feeder” structure that indirectly invests substantially all of its assets in City National Rochdale High Yield Alternative Strategies Master Fund, LLC (the “Master Fund”) indirectly through Rochdale High Yield Alternative Strategies Fund (Cayman) LDC (the “Offshore Fund”). The Master Fund and the Offshore Fund have the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. The Master Fund is simultaneously tendering for its own interests. The principal executive offices of the Fund are located at 400 Park Avenue, New York, New York 10022, (800) 245-9888.

(b)          The title of the securities being sought is units of limited liability company interests (“Units”). As of  March 31, 2017 there were approximately 3,928 Units issued and outstanding.

(c)          The Units are not currently traded on an established secondary trading market.

Item 3.          Identity and Background of Filing Person.

(a)          The Fund is tendering for its own Units. The Master Fund will repurchase interests in the Master Fund equivalent in value to the value of the Units tendered to the Fund by its members consistent with the terms of the offer and to City National Rochdale High Yield Alternative Strategies Fund LLC (the “Taxable Fund”), another feeder fund that invests in the Master Fund, by its members.  The information required by this Item is set forth in Item 2(a) above.

(b)          -  (c)          Not applicable.

Item 4.          Terms of the Transaction.

(a)          (1)

(i)	The Fund is seeking tenders for Units having an aggregate net asset value on April 30, 2017, not to exceed $6,498,935 (the “Offer”).

(ii)
For each Unit tendered, the security holder will receive a promissory note entitling the security holder to a cash amount equal to the net asset value per Unit calculated on April 30, 2017, of the Units tendered by such security holder and accepted for purchase by the Fund, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2017 (the “Offer to Purchase”). A copy of the Offer to Purchase and the related Form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)
The Offer is scheduled to expire on April 28, 2017, unless extended.  Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)
Reference is hereby made to Cover Page, Summary Term Sheet, Section 1 “Background and Purpose of the Offer” and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)	Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)
Reference is hereby made to the Cover Page, Section 1 “Background and Purpose of the Offer,” Section 3 “Amount of Tender” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Reference is hereby made to Section 6 “Purchases and Payment” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)	Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)          (2)    Not applicable.

(b)          The Fund does not expect any directors, officers or affiliates of the Fund or the Master Fund to tender Units pursuant to the Offer. The Fund does not expect any affiliates of the Fund or the Master Fund to tender to the Master Fund, through the Taxable Fund, in response to the Taxable Fund’s repurchase offer.

Item 5.          Past Contracts, Transactions, Negotiations and Agreements.

(a) - (d)          Not applicable.

(e)          The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Master Fund, any of the Fund’s or the Master Fund’s executive officers or directors, any person controlling the Fund or the Master Fund or any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund and any person with respect to any securities of the Fund or the Master Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.          Purposes of the Transaction and Plans and Proposals.

(a)          Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)          Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)          Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Units. The Fund is a “feeder” fund that indirectly invests substantially all of its assets in the Master Fund. The Master Fund has the same investment objective as the Fund. All investments are made at the Master Fund level.  This structure is sometimes called a “master/feeder” structure.

The Fund does not have any plans, proposals or negotiations that relate to or that the Fund anticipates would result in: (1)  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund, the Offshore Fund, or the Master Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund or the Master Fund (other than as the Fund or the Master Fund determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund and the Master Fund); (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7.          Source and Amount of Funds or Other Considerations.

(a) – (b), (d)          Reference is hereby made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.          Interest in Securities of the Subject Company.

(a)          As of March 31, 2017, neither the Fund nor the Master Fund held any Units in treasury.

(b)          Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Within the past 60 business days the Fund has not sold any Units of interest and there have not been any transactions involving the Units that were effected during the past 60 days by the Fund or the Master Fund, any executive officer or director of the Fund or the Master Fund, any person controlling the Fund or the Master Fund, any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. The Master Fund issues interests to the Feeder Funds in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of Units of the Fund and the Taxable Fund sold to the public. Within the past 60 business days, the Master Fund has issued to the Fund $0 in aggregate amount of interests.

Item 9.          Persons/Assets Retained, Employed, Compensated or Used.

(a)          No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.          Financial Statements.

(a)          The Fund’s consolidated financial information for the period ended March 31, 2016, and the Master Fund’s financial information for the period ended March 31, 2016, have been audited by PKF O’Connor Davies, a division of O’Connor Davies, LLP, and are incorporated herein by reference to the report filed with the SEC on June 8, 2016, for the Fund (File number 811-21964).  Copies of the Fund’s consolidated financial information and the Master Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (800) 245-9888.

(b)          Not applicable.

Item 11.          Additional Information.

(a)           (1)          None

(2)          None

(3)          Not Applicable.

(4)          Not Applicable.

(5)          None

(b)          Not applicable.

(c)          None.

Item 12.          Exhibits.

(a)          (1)             (i)          Offer to Purchase.

(ii)	Form of Letter of Transmittal.

(iii)	Letter to Members.

(iv)	Form of Notice of Withdrawal of Tender.

(2)          – (4)          Not applicable.

(5)	(i)	Audited Consolidated Financial Statements of City National Rochdale High Yield Alternative Strategies Fund TEI LLC for the fiscal year ended March 31, 2016.*

(ii)	Audited Financial Statements of City National Rochdale High Yield Alternative Strategies Master Fund, LLC for the fiscal year ended March 31, 2016.**

(b)          None.

(d)          Not applicable.

(g)          Not applicable.

(h)          Not applicable.

* Incorporated by reference to the Fund’s Annual Report for the fiscal year ended March 31, 2016 on Form N-CSR, as filed with the Securities and Exchange Commission on June 8, 2016.

** Incorporated by reference to the Master Fund’s Annual Report for the fiscal year ended March 31, 2016 on Form N-CSR, as filed with the Securities and Exchange Commission on June 8, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

City National Rochdale High Yield Alternative Strategies Fund TEI LLC

By:   /s/ Garrett R. D'Alessandro
Garrett R. D’Alessandro
President and Chief Executive Officer

March 30, 2017

EXHIBIT INDEX

Exhibit

(a)(1)(i)          Offer to Purchase.

(a)(1)(ii)          Form of Letter of Transmittal.

(a)(1)(iii)          Letter to Members.

(a)(1)(iv)          Form of Notice of Withdrawal of Tender.

OFFER TO PURCHASE

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI LLC
c/o City National Rochdale, LLC
400 Park Avenue
New York, NY 10022

OFFER TO PURCHASE UNITS
DATED MARCH 31, 2017

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., EASTERN TIME, ON APRIL 28, 2017,
UNLESS THE OFFER IS EXTENDED

To the Members of City National Rochdale High Yield Alternative Strategies Fund TEI LLC:

City National Rochdale High Yield Alternative Strategies Fund TEI LLC, a closed-end, non-diversified1 management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”) up to $6,498,935 of the Fund’s Units tendered by members of the Fund (“Members”) at a price equal to the net asset value as of April 30, 2017. (As used in this Offer, the term “Unit” or “Units” as the context requires, shall refer to the Member’s units of limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.)

The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Third Amended and Restated Limited Liability Company Operating Agreement, as amended from time to time (the “LLC Agreement”).

Members should realize that the value of the Units tendered in the Offer likely will change between now and April 30, 2017, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through April 30, 2017, the valuation date of the Offer when the net asset value of their Units is calculated. Any tendering Members who wish to obtain the most current estimated net asset value of their Units should review their most recent valuation statement. If you need additional information please contact the Fund, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours.

Members desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it by hand, mail it or fax it to the Fund in the manner set forth below.
IMPORTANT

None of the Fund, its manager, City National Rochdale, LLC, or its Board of Directors makes any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions about whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

1          Although the Fund is registered as a non-diversified management investment company, it has operated, and intends to continue to operate, as a diversified management investment company.

Because each Member’s investment decision is a personal one, based on each Member’s financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in The Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any State securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to:

City National Rochdale High Yield Alternative Strategies Fund TEI LLC
c/o City National Rochdale, LLC
400 Park Avenue
New York, NY 10022
(800) 245-9888

TABLE OF CONTENTS
SUMMARY TERM SHEET	2
1. BACKGROUND AND PURPOSE OF THE OFFER.	3
2. OFFER TO PURCHASE AND PRICE.	4
3. AMOUNT OF TENDER.	4
4. PROCEDURE FOR TENDERS.	4
5. WITHDRAWAL RIGHTS.	5
6. PURCHASES AND PAYMENTS.	5
7. CERTAIN CONDITIONS OF THE OFFER.	5
8. CERTAIN INFORMATION ABOUT THE FUND.	6
9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.	6
10. MISCELLANEOUS.	7

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•
As stated in the LLC Agreement and the Fund’s Prospectus, the Fund will purchase your Units in the Fund at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem) on the applicable valuation date. The Offer will remain open until 5:00 p.m., Eastern Time, on April 28, 2017, unless the Offer is extended (the “Expiration Date”). The net asset value will be calculated for this purpose on April 30, 2017 (the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

•
The Fund reserves the right to cancel, extend, amend or postpone the Offer at any time before 5:00 p.m., Eastern Time, on April 28, 2017, subject to conditions discussed in Section 7 of this Offer to Purchase. Also note that although the Offer expires on April 28, 2017, you will remain a Member of the Fund with respect to the Units you tendered that are accepted for purchase by the Fund and will continue to be affected by the investment results of the Fund and City National Rochdale High Yield Alternative Strategies Master Fund, LLC (the “Master Fund”), the investment company in which the Fund invests, through April 30, 2017 when the net asset value of your Units is calculated.

•
You may tender all of your Units, a portion of your Units defined as a specified dollar amount, or a portion of your Units above the minimum required capital account balance of at least $25,000.  If you tender only a portion of your units, you must maintain a capital account balance of at least $25,000 after giving effect to the amount repurchased by the Fund. The Fund reserves the right to reduce the amount you tender or to purchase your entire amount of Units in the Fund if the purchase would cause your capital account to have less than the required minimum balance.

•
If the Fund accepts your tender then the Fund will give you a non-interest bearing and non-transferable promissory note (the “Promissory Note”) promptly after the Expiration Date that entitles you to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased units.

•
The Promissory Note will entitle you to a payment that will be in an amount equal to the unaudited net asset value of the purchased Units, determined as of the Valuation Date. The payment will be made on or about May 31, 2017.

•
If the Fund accepts the tender of all or a portion of your Units, payments will generally be made in cash equal to the value of the Units repurchased, however, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities on a pro rata basis based on the aggregate net asset value of tendered Units.

•
Following this summary is a formal notice of the Fund’s offer to purchase your Units. If you desire to tender all or any portion of your Units for purchase, you must do so by 5:00 p.m., Eastern Time, on April 28, 2017, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units.

•
If you would like the Fund to purchase your Units, you should (i) deliver the Letter of Transmittal (enclosed with the Offer) by hand to the Fund; (ii) mail it to the Fund, c/o City National Rochdale, LLC, 400 Park Avenue, New York, NY 10022; or (iii) fax it to the Fund at (212) 702-3526. In either case, the Letter of Transmittal must be received before 5:00 p.m., Eastern Time, on April 28, 2017. If you fax the Letter of Transmittal, you must also mail the original Letter of Transmittal to the Fund promptly after you fax it (although the original does not have to be received before 5:00 P.M., Eastern Time, on April 28, 2017). Of course, the value of your Units likely will change between now and April 30, 2017, when the value of your investment will be determined for purposes of calculating the purchase price for Units.

•
If you would like to obtain the most current estimated net asset value of your Units, which the Fund calculates monthly based upon the information it receives from the Master Fund (which the Master Fund receives from the managers of the investment funds in which the Master Fund invests), you should review your most recent valuation statement. If you need further information, please call (800) 245‑9888 Monday through Friday, except holidays, during normal business hours or write to the address listed above.

1. BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to Members who hold Units in the Fund, as contemplated by and in accordance with the procedures set forth in the Fund’s LLC Agreement and Prospectus.

Because there is no secondary trading market for Units, and transfers of Units are prohibited without prior approval of the Fund, the Board of Directors of the Fund has determined, after consideration of various matters, including but not limited to those set forth in the LLC Agreement, that the Offer is in the best interests of Members in order to provide liquidity for Units as contemplated in the LLC Agreement. The Board, from time to time and in its complete and absolute discretion, may determine to cause the Fund to make additional offers to purchase Units.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members who retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

The Fund indirectly invests substantially all its assets in the Master Fund, a separate closed-end, non-diversified2 management investment company with the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is sometimes called a “master/feeder” structure. The Master Fund is simultaneously making a concurrent tender offer to the Fund to repurchase Units in the Master Fund at least equivalent in value to the value of the Units that the Fund is offering to repurchase. The Fund cannot make a repurchase offer larger than the repurchase offer made by the Master Fund.

The Fund’s manager, City National Rochdale, LLC (the “Manager”), is a direct Unit holder of the Fund.  Garrett D’Alessandro, a former control person of the Manager, was the organizational member of the Fund. The Manager invested an aggregate of $100,000 in the Fund. As of December 31, 2016, the Manager held approximately 0.48% of the Fund’s net asset value.  The Manager has informed the Fund that it does not intend to tender any portion of its Units in response to the Offer.

The Fund’s Offer is made to all its Members on the same terms, including affiliates of the Manager. If the amount of Units duly tendered to the Fund prior to the expiration of the Offer exceeds $6,498,935 of the Fund’s Units as of April 30, 2017, the Valuation Date, then the Fund will in its sole discretion either (a) accept the additional Units; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund will issue new Units from time to time as set forth in the Fund’s Prospectus.

The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are purchased. Although the Offer expires on April 28, 2017, a Member remains a Member of the Fund with respect to the units tendered that are accepted for purchase through April 30, 2017, the Valuation Date, when the net asset value of the Units is calculated and retains all rights in the Member’s tendered Units, including voting rights, until the Valuation Date.

2. OFFER TO PURCHASE AND PRICE.

2          Although the Master Fund is registered as a non-diversified management investment company, it has operated, and intends to continue to operate, as a diversified management investment company.

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $6,498,935 of the Fund’s Units that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 5:00 p.m., Eastern Time, on April 28, 2017. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The value of the Units tendered for purchase will be the net asset value of the Fund divided by the number of Units outstanding on April 30, 2017, the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

There is no established trading market for the Units of the Fund, and the value of Units at any particular time is based on the net asset value of the Fund at that time. Members may obtain monthly net asset value information, which the Fund calculates based upon the information it receives from the Master Fund (which the Master Fund receives from the managers of the investment funds in which the Master Fund invests), until the expiration of the Offer by reviewing their most recent valuation statements. Questions should be referred to the Fund at the telephone numbers or address set forth on pages 2 and 3, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. Eastern Time.

3. AMOUNT OF TENDER.

Subject to the limitations set forth below, Members may tender all of their Units or, alternatively, request a specific dollar amount or that a percentage of their Units be purchased. A Member who tenders for purchase only a portion of such Member’s Units shall be required to maintain a minimum capital account balance of at least $25,000 after giving effect to the amount repurchased by the Fund. If a Member’s tender of an amount less than all of its Units causes the Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained or to purchase all of the Member’s Units. The Offer is being made to all Members and is not conditioned on any minimum amount of units being tendered.

If the amount of Units that is properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $6,498,935 of the Fund’s Units as of the Valuation Date (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If the amount of units duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below exceeds $6,498,935 of the Fund’s Units as of the Valuation Date, the Fund may in its sole discretion either (a) accept the additional Units; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4. PROCEDURE FOR TENDERS.

Members wishing to tender Units pursuant to the Offer should deliver by hand a completed and executed Letter of Transmittal to the Fund, mail a completed and executed Letter of Transmittal to the Fund at the address set forth on page 2 hereof, or fax a completed and executed Letter of Transmittal using the fax number set forth on page 2 hereof. The completed and executed Letter of Transmittal must be received, either by hand delivery, mail or by fax, no later than 5:00 p.m., Eastern Time, on April 28, 2017, unless the Offer is extended. If a Member returns the Letter of Transmittal by fax, such Member must also mail the original Letter of Transmittal to the Fund promptly thereafter (although the original does not have to be received before 5:00 P.M., Eastern Time, on April 28, 2017). Please note that, as set forth in the Letter of Transmittal, if a Member invests through a financial intermediary, the intermediary may require alternate instructions. Members should contact their intermediary for more information.

The Fund recommends that all documents be submitted via hand delivery, or by certified mail, return receipt requested, or by facsimile transmission with confirmation of successful transmission. A Member choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set forth on pages 2 and 3 hereof. The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Manager nor the Board of Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. WITHDRAWAL RIGHTS.

Any Member tendering Units pursuant to this Offer may withdraw the tender at any time prior to 5:00 p.m., Eastern Time, on April 28, 2017 (or if the Offer is extended, before any later Expiration Date). To be effective, any notice of withdrawal of a tender must be timely received at the address or fax numbers set forth on page 2 hereof. A form to give notice of withdrawal of a tender is available by calling the Fund at the telephone number indicated on page 3 hereof. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units subject to a properly withdrawn tender shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4 above.

6. PURCHASES AND PAYMENTS.

For purposes of the Offer, the Fund will be deemed to have accepted Units that are tendered when it gives written notice to the tendering Member of its election to purchase such Units.

As set forth in Section 3 above, Members may tender all their Units or a portion of their Units. The amount a tendering Member will be paid will equal the value of the Units tendered determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Members requesting a specific dollar amount will have the appropriate number of Units purchased by the Fund from the Member’s capital account to satisfy the requested amount based upon the value of Units on the Valuation Date.

If a Member tenders only a portion of its Units, the Member will be required to maintain a capital account balance equal to $25,000 after giving effect to the amount repurchased by the Fund. If a Member’s tender of an amount less than all of its Units causes the Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained or to purchase all of the Member’s Units.

If a Member’s tender is accepted, payment of the purchase amount will consist of the Promissory Note, a non‑interest bearing, non-transferable promissory note. The Promissory Note will be mailed directly to the tendering Member after the Expiration Date. The Promissory Note will entitle the Member to receive a payment in an amount equal to the unaudited net asset value of the Units tendered and accepted for purchase by the Fund as of the Valuation Date. The payment will be made on or about May 31, 2017.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its LLC Agreement, the purchase price will be paid entirely in cash except in the unlikely event that the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. It is currently expected that cash payments for Units acquired pursuant to the Offer, which will not exceed $6,498,935 of the Fund’s Units as of the Valuation Date (unless the Fund elects to purchase a greater amount), will be derived from cash on hand.

7. CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Master Fund would not be able to liquidate interests in the investment funds in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Fund’s Board of Directors, any (i) legal action or proceeding instituted challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund (the Fund acknowledges the military actions involving the United States in Iraq and Afghanistan and has determined, as of the date hereof, that such actions are not material to the Partnership), (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Fund’s Board of Directors determines that it is not in the best interests of the Fund to purchase Units pursuant to the Offer. There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act’), as a closed‑end management investment company. It is organized as a Delaware limited liability company and the principal office of the Fund is located at 400 Park Avenue, New York, NY 10022. The Fund’s telephone number is (800) 245-9888. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

The Fund does not have any plans, proposals or negotiations that relate to or that the Fund anticipates would result in: (a) the acquisition by any person of additional Units (other than routine sales as disclosed in the Fund’s registration statement); (b) any extraordinary transaction, such as a merger, reorganization or liquidations, involving the Fund, Rochdale Core Alternative Strategies Fund (Cayman) LDC, a wholly-owned subsidiary of the Fund, or the Master Fund; (c) any purchase, sale or transfer of a material amount of assets of the Fund or the Master Fund (other than as the Fund or the Master Fund determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund and the Master Fund); (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (e) any change in the present board of directors or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of directors or to change any material term of the employment contract of any executive officer; (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the 1940 Act; (g) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (h) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “1934 Act”); (i) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (j) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (k) any changes in the Fund’s governing instruments or other actions that could impede the acquisition of control of the Fund.

9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

To ensure compliance with requirements imposed by IRS Circular 230, we inform you that any discussion of federal income tax issues in this offer to purchase is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code of 1986, as amended (the “Code”), because this offer to purchase is not given in the form of a covered opinion.

In general, a Member from whom Units are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Units. A Member’s basis in such Member’s Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Units. A Member’s basis in such Member’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Units is generally taxable as capital gain. If the Fund purchases all of a Member’s Units, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then adjusted tax basis in such Member’s Units. A Member that is a U.S. tax-exempt entity would generally not realize income or loss for unrelated business taxable income purposes unless the Member’s interest in the Fund was deemed to be debt-financed under Section 514 of the Code.

10. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on pages 2 and 3 hereof or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549.

FORM OF
LETTER OF TRANSMITTAL

Regarding
Units of Limited Liability Company Interests
in

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI LLC

Tendered Pursuant to the Offer to Purchase
Dated March 31, 2017

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY THE FUND BY, 5:00 P.M. EASTERN TIME, ON
APRIL 28, 2017, UNLESS THE OFFER IS EXTENDED.

COMPLETE THIS LETTER OF TRANSMITTAL
AND RETURN BY HAND DELIVERY OR BY MAIL OR FAX TO:

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI LLC
c/o City National Rochdale, LLC
400 Park Avenue
New York, NY 10022

Phone: (800) 245-9888
Fax: (212) 702-3526

Ladies and Gentlemen:

The undersigned hereby tenders to City National Rochdale High Yield Alternative Strategies Fund TEI LLC, a limited liability company organized under the laws of the State of Delaware (the “Fund”), the units of limited liability company interest in the Fund or portion thereof (the “Units”) held by the undersigned, described and specified below, on the terms and conditions set forth in the Offer to Purchase, dated March 31, 2017, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”).

The tender is subject to all the terms and conditions set forth in the Offer, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by the Fund, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Units tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Units or a portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units or portions thereof in the Fund tendered hereby.

The payment of the purchase price for the Units or portions thereof tendered by the undersigned will be made on behalf of the Fund by check or wire transfer to the account identified by the undersigned below, as described in Section 6 of the Offer to Purchase. (Any payment in the form of securities would be made by means of special arrangement with the tendering member in the sole discretion of the Fund.)

The undersigned recognizes that the amount of the purchase price for Units will be based on the unaudited net asset value of the Fund as of April 30, 2017, subject to an extension of the Offer to Purchase as described in Section 7 of the Offer to Purchase.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

A completed Letter of Transmittal should be sent to the Fund by hand delivery, fax or mail. If replying by fax, the completed Letter of Transmittal should be faxed to (212) 702-3526 and the original Letter should then be promptly mailed to the Fund at the address below. If replying by mail, place the completed Letter of Transmittal in the enclosed pre-paid envelope and send to:

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI LLC
c/o City National Rochdale, LLC
400 Park Avenue
New York, NY 10022

FOR ADDITIONAL INFORMATION:
Phone: (800) 245-9888

PART 1.
NAME AND ADDRESS

Member Name: ____________________________________________________________

Address: _________________________________________________________________

_________________________________________________________________________

_________________________________________________________________________

Social Security No. or Taxpayer Identification No.: ______________________

Telephone Number: _________________________________

PART 2.	AMOUNT OF LIMITED LIABILITY COMPANY UNITS IN THE FUND BEING TENDERED:

☐          The undersigned’s entire limited liability company Units.

☐          A portion of the undersigned’s limited liability company Units expressed as a specific dollar value:*          $

☐          A portion of the undersigned’s limited liability company Units expressed as a percentage of the undersigned’s limited liability company Units:*          ____ %

*          A minimum investment with a value greater than $25,000 must be maintained in the Fund (the “Required Minimum Balance”). The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned’s capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

2

PART 3.
PAYMENT

The undersigned wishes to receive payment by (check the appropriate box):

☐          Check (all payments will be mailed to your address as reflected in the Fund’s records)

☐          Wire transfer (the information below must be completed)

Bank Name: _______________________________________________________

ABA Routing Number:_______________________________________________

Credit to: __________________________________________________________

Account Number: ___________________________________________________

For further credit to: _________________________________________________

Name(s) on the Account: _____________________________________________

Account Number: ___________________________________________________

Note: If you invest in the Fund through a financial intermediary, that financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request below. Please contact your financial intermediary for more information. Custodial IRA Funds will be wired back to originating bank.

PROMISSORY NOTE

A promissory note reflecting both the payment of the purchase amount will be mailed directly to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

SIGNATURE PAGE TO FOLLOW

3

PART 4. SIGNATURE(S)

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR ALL OTHER INVESTORS:

____________________________________	____________________________________
Signature	Signature
(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)	(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)

Print Name of Investor	Print Name of Investor

Joint Tenant Signature if necessary	Print Name and Title of Signatory
(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)
Co-signatory if necessary
(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)
Print Name of Joint Tenant

Print Name and Title of Co-signatory

4

March 31, 2017
Unitholders of
City National Rochdale High Yield Alternative Strategies Fund TEI

Re: Tender Offer – City National Rochdale High Yield Alternative Strategies Fund TEI

Dear Unitholder,

Enclosed please find tender offer material for City National Rochdale High Yield Alternative Strategies Fund TEI (the “Fund”).  This tender offer is a periodic occurrence and requires notice to all Fund unitholders.

If you would like to redeem any units after discussing the tender offer with your Portfolio Manager and/or Adviser, please complete and return the enclosed Letter of Transmittal to City National Rochdale, LLC by no later than 5 p.m. EST on April 28, 2017.  You may send the completed Letter of Transmittal via fax to (212) 702-3526 and promptly mail the original to the address below.  Action is only needed if you plan on redeeming any units.

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI
c/o City National Rochdale, LLC
400 Park Avenue
New York, NY 10022

As always, please do not hesitate to contact us if you have any questions or concerns.

Regards,

CITY NATIONAL ROCHDALE, LLC
400 Park Avenue
New York, NY 10022
212-702-9423
212-702-3526 (fax)
www.cnr.com
alternative.investment@cnr.com

FORM OF
NOTICE OF WITHDRAWAL OF TENDER

Regarding
Units of Limited Liability Company Interests
 in

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI LLC

Tendered Pursuant to the Offer to Purchase
 Dated March 31, 2017

______________________

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
 RECEIVED BY THE FUND BY, 5:00 P.M. EASTERN TIME,
ON APRIL 28, 2017, UNLESS THE OFFER IS EXTENDED.
______________________

COMPLETE THIS NOTICE OF WITHDRAWAL
 AND RETURN BY MAIL OR FAX TO:

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI LLC
c/o City National Rochdale, LLC
400 Park Avenue
New York, NY 10022

Phone: (800) 245-9888
Fax: (212) 702-3526

Ladies and Gentlemen:

The undersigned hereby wishes to withdraw the tender of its units of limited liability company interest or portion thereof (the “Units”) in the City National Rochdale High Yield Alternative Strategies Fund TEI LLC, a limited liability company organized under the laws of the State of Delaware (the “Fund”), for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ______________, 2017.

The undersigned wishes to withdraw its tender for:☐

☐ All of the undersigned’s Units previously submitted for tender.

☐ A portion of the undersigned’s Units expressed as a specific dollar value:
$ _____________.

☐A portion of the undersigned’s Units expressed as a percentage of the undersigned’s Units:  ___ %.

NOTE: A minimum investment with a value greater than $25,000 must be maintained.

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Units previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

PLEASE FAX THIS NOTICE OF WITHDRAWAL TO (212) 750-3526, OR HAND DELIVER OR MAIL IT TO THE FUND AT:

CITY NATIONAL ROCHDALE HIGH YIELD ALTERNATIVE STRATEGIES FUND TEI LLC
c/o City National Rochdale, LLC
400 Park Avenue
New York, NY 10022

FOR ADDITIONAL INFORMATION:
Phone: (800) 245-9888

SIGNATURE PAGE TO FOLLOW

SIGNATURE(S) (Must Appear Exactly As It Appeared On The Letter of Transmittal)

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR ALL OTHER INVESTORS:

____________________________________	____________________________________
Signature	Signature
(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)	(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)

____________________________________	____________________________________
Print Name of Investor	Print Name of Investor

____________________________________	____________________________________
Joint Tenant Signature if necessary	Print Name and Title of Signatory
(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)	____________________________________
Co-signatory if necessary
____________________________________	(SIGNATURE OF OWNER(S) EXACTLY AS IT APPEARS ON SUBSCRIPTION AGREEMENT)
Print Name of Joint Tenant

____________________________________
Print Name and Title of Co-signatory

Date: ____________________